SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated February 22, 2006, regarding an agreement between Telefónica de Argentina S.A and Telefónica Internacional S.A.

2	Letter to the Buenos Aires Stock Exchange dated February 22, 2006, regarding agreements between Telefónica de Argentina S.A (TASA) and Telefónica Comunicaciones Personales S.A. (TCP), and between TASA and Compañía Radiocomunicaciones Móvil S.A.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, February 22nd, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01).

Dear Sirs,

                 I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as the "Company"), domiciled at Avenida Ingeniero Huergo 723, ground floor, in connection with the provisions of the referenced rule.

                 In that connection, I hereby inform you that, in its meeting held on this day, the Board of Directors of the Company has approved an extension of the expiration term corresponding to the loan for US$12,454,573.49 between Telefónica de Argentina S.A (debtor) and Telefónica Internacional S.A. (creditor). Such agreement was executed on December 7th, 2005.

                 This approval by the Board has the relevant opinion of the Company's Audit Committee and is available to the Shareholders at the company’s address at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires from 10 a.m. to 12 p.m. and from 3:00 p.m. to 6:00 p.m. Said opinion states that the relevant agreement is in compliance with the regular and typical market conditions.

                 Yours sincerely,

Item 2

Telefónica de Argentina S.A.

Buenos Aires, February 22nd, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01).

Dear Sirs,

                 I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as the "Company"), domiciled at Avenida Ingeniero Huergo 723, ground floor, in connection with the provisions of the referenced rule.

                 In that connection, I hereby inform you that, in its meeting held on this day, the Board of Directors of the Company has approved agreements between Telefónica de Argentina S.A (TASA) and Telefónica Comunicaciones Personales S.A. (TCP), and between TASA and Compañía Radiocomunicaciones Móvil S.A. Such agreements refer to: i) the extension of networking and link lease agreements, and ii) the turnover discounts offered by TASA to TCP in the Domestic Long Distance Transport Service and links.

                 This approval by the Board has the relevant opinion of the Company's Audit Committee and is available to the Shareholders at the company’s address at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires from 10 a.m. to 12 p.m. and from 3:00 p.m. to 6:00 p.m. Said opinion states that the relevant agreements are in compliance with the regular and typical market conditions.

                 Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: February 23, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel